FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2011

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending

March 31, 2011

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended March 31, 2011 of Videotron Ltd.

QUARTERLY REPORT

2011 FISCAL YEAR

VIDEOTRON LTD

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three-month Period

January 1, 2011 – March 31, 2011

May 27, 2011

VIDEOTRON LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2011 and 2010

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

We, Videotron Ltd. (Videotron or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third largest in Canada, based on the number of cable customers, as well as being a major Internet service and a telephony services provider in the Province of Québec. Videotron’s primary sources of revenue include: subscriptions for cable television, Internet access, cable and mobile telephony services, as well the rental and sale of videos and video games.

The following Management Discussion and Analysis covers the main activities of the Corporation in the first quarter of 2011 and the major changes from the last financial year. As explained in the section “Transition to IFRS” below, the accounting principles generally accepted in Canada (“Canadian GAAP”) that were previously used to prepare our consolidated financial statements were replaced on the adoption of the International Financial Reporting Standards (“IFRS”) on January 1, 2011. Accordingly, the consolidated financial statements of Videotron for the three-month period ended March 31, 2011 have been prepared in accordance with IFRS. The 2010 comparative figures have also been restated.

In recent years, the United States Securities and Exchange Commission (the “Commission”) has adopted rules and regulations that permit foreign private issuers to include, in their filings with the Commission, financial statements prepared in accordance with IFRS without reconciliation to generally accepted accounting principles as used in the United States, and thus no such reconciliation is included in the consolidated financial statements of the Corporation.

All amounts are in Canadian dollars unless otherwise indicated. This Management Discussion and Analysis should be read in conjunction with the information in the Annual Report of Videotron for the financial year ended December 31, 2010 (Form 20F), which is available on the Web site of the Commission at <www.sec.gov>. It should also be read in conjunction with information on the adjustments made to the 2010 financial figures on adoption of IFRS, as explained in Note 10 to the consolidated financial statements for the three-month period ended March 31, 2011.

On February 1, 2011, the Corporation completed an internal business reorganization. Consequently, Videotron Ltd. transferred all its operating assets and operating liabilities, including its employees, to Videotron General Partnership “Videotron G.P.” and Videotron Limited Partnership “Videotron L.P.”.

HIGHLIGHTS SINCE DECEMBER 31, 2010

•

In the first quarter of 2011, we activated customers on our new advanced mobile network at a pace of approximately 9,500 net new lines per month, bringing our total mobile customer base to 164,700 activated lines.

•

On March 9, 2011, we announced that our mobile network, which is already the most fibre-optic-connected network in the province of Québec, was evolving toward 4G. Videotron will soon begin offering its first HSPA+ smartphone and an Internet key with a maximum speed of 42 mbps, enabling businesses and consumers to take advantage of the full potential of its 4G network.

•

In the first quarter of 2011, we actively pursued the roll-out of our 4G network. As of May 27, 2011, our mobile telephony service was available to approximately 6 million people, including the Saguenay-Lac Saint-Jean, Centre du Québec, Montérégie, Mauricie, Lanaudière, Sherbrooke, Chaudières-Appalaches, Montréal, Ottawa/Gatineau, Québec City and Laurentian regions.

MANAGEMENT DISCUSSION AND ANALYSIS

TRANSITION TO IFRS

On January 1, 2011, Canadian GAAP, as used by publicly accountable enterprises, was fully converged to IFRS. Accordingly, the interim consolidated financial statements for the three-month period ended March 31, 2011 are the first financial statements the Corporation prepared in accordance with IFRS. Prior to the adoption of IFRS, for all periods up to and including the year ended December 31, 2010, the Corporation’s consolidated financial statements were prepared in accordance with Canadian GAAP. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences related to recognition, measurement and disclosures.

The date of the opening balance sheet under IFRS and the date of transition to IFRS are January 1, 2010. The financial data for 2010 have therefore been restated. The Corporation is also required to apply IFRS accounting policies retrospectively to determine its opening balance sheet, subject to certain exemptions. However, the Corporation is not required to restate figures for periods prior to January 1, 2010 that were previously prepared in accordance with Canadian GAAP.

The new significant accounting policies under IFRS are disclosed in Note 1 to the consolidated financial statements for the three-month period ended March 31, 2011, while Note 10 explains adjustments made by the Corporation in preparing its IFRS opening consolidated balance sheet as of January 1, 2010 and in restating its previously published Canadian GAAP consolidated financial statements for the three-month period ended March 31, 2010 and the year ended December 31, 2010. Note 10 also provides details on exemption choices made by the Corporation with respect to the general principle of retrospective application of IFRS.

ADDITIONAL IFRS MEASURE

Operating Income

In its analysis of operating results, the Corporation uses operating income, as presented in the consolidated statement of income, to assess its financial performance. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results. As such, this measure is unaffected by the capital structure or investment activities of the Corporation. Operating income is also a significant component of the Corporation’s annual incentive compensation programs. Operating income is referred to as an additional IFRS measure.

Previously, under Canadian GAAP (see “Transition to IFRS” above), operating income was a non-GAAP measure. The Corporation defined operating income as net income in accordance with Canadian GAAP before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations and other special items, income tax, and non-controlling interest. Operating income as used by the Corporation may not be the same as similarly titled measures reported by other companies.

NON-IFRS FINANCIAL MEASURE

The non-IFRS financial measure used by the Corporation to assess its financial performance, such as average monthly revenue per user (“ARPU”), is not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating this non-IFRS financial measure may differ from the methods used by other companies and, as a result, the non-IFRS financial measure presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Average Monthly Revenue per User

ARPU is an industry metric that we use to measure our monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate our combined ARPU by dividing our combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period. Specific ARPU for each of our four lines of services is calculated by dividing the revenue generated from those subscribers by the average number of subscribers for such service during the period, and then dividing the resulting amount by the number of months in the applicable period.

MANAGEMENT DISCUSSION AND ANALYSIS

2011/2010 First quarter Comparison

Analysis of Consolidated Results of Videotron

Customer statistics

Cable television – In the first quarter of 2011, we pursued our efforts to migrate our analog cable customer base to our illico Digital TV services.

•

Our illico Digital TV service subscribers’ base stood at 1,243,700 as of the end of the first quarter of 2011, an increase of 24,100 or 2.0% during the quarter (compared with an increase of 35,800 in the first quarter of 2010) and a year-over-year increase of 123,800 (11.1%). As of March 31, 2011, 68.8% of our cable television customers were subscribers to our illico Digital TV services compared with 62.7% a year earlier. As at the end of the first quarter of 2011, illico Digital TV had a household penetration rate (number of subscribers as a proportion of the 2,623,200 total homes passed as of the end of March 2011 compared to 2,582,800 a year earlier) of 47.4%, compared with 43.4% a year earlier.

•

The customer base for analog cable television services decreased by 27,100 (-4.6%) in the first quarter of 2011 (compared with a decrease of 27,300 customers for the corresponding period of 2010) and by 100,700
(-15.1%) over a one-year period, primarily as a result of customer migration to illico Digital TV.

The combined customer base for cable television services decreased by 3,000 (-0.2%) in the first quarter of 2011 (compared with an increase of 8,500 in the first quarter of 2010) and increased by 23,100 (1.3%) in the 12-month period ended March 31, 2011 (see Table 1).

Internet access – The number of subscribers to cable Internet access services stood at 1,263,600 as at the end of the first quarter of 2011, an increase of 11,500 (0.9%) from December 31, 2010 (compared with an increase of 21,000 in the first quarter of 2010) and an increase of 72,000 (6.0%) since the end of the first quarter of 2010. As of March 31, 2011, cable Internet access services had a household penetration rate of 48.2%, compared with 46.1% as of March 31, 2010.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,129,800 at the end of the first quarter of 2011, an increase of 15,500 (1.4%) in the three-month period (compared with an increase of 29,000 for the corresponding period of 2010) and an increase of 86,800 (8.3%) since the end of the first quarter of 2010. As of March 31, 2011, the cable telephone service had a household penetration rate of 43.1%, compared with 40.4% as of March 31, 2010.

Mobile telephony service – As at March 31, 2011, there were 164,700 lines activated on our combined mobile telephony services, an increase of 28,600 (21.0%) for the three-month period (compared with an increase of 2,500 in 2010, representing a year-over-year increase of 79,400 (93.1%). As of March 31, 2011, 143,600 lines (representing 87.2% of our total mobile telephony customers) had been activated on our 4G network (comprising 86,100 new lines and 57,500 lines migrated from our MVNO services), including 51,000 lines activated and migrated in the first quarter of 2011. As of March 31, 2011, there were 21,100 lines still in use on our MVNO service.

Table 1

End-of-quarter customer numbers

(in thousands of customers)

	March 11	Dec.10	Sept.10	June 10	March 10	Dec.09
Cable television:
Analog	564.9	592.0	619.7	639.5	665.6	692.9
Digital	1,243.7	1,219.6	1,182.3	1,142.0	1119.9	1,084.1
Total cable television	1,808.6	1,811.6	1,802.0	1,781.5	1,785.5	1,777.0
Cable Internet	1,263.6	1,252.1	1,233.8	1,201.7	1,191.6	1,170.6
Cable telephony	1,129.8	1,114.3	1,098.1	1,065.3	1,043.0	1,014.0
Mobile telephony (in thousands of lines)	164.7	136.1	95.4	87.0	85.3	82.8

MANAGEMENT DISCUSSION AND ANALYSIS

Results Analysis

Revenues: $577.9 million, an increase of $49.6 million (9.4%).

•

Combined revenues from all cable television services increased by $15.7 million (6.8%) to $245.6 million. This increase was primarily due to customer growth, the continuing migration of our customers from analog to digital services, an increase in subscribers to our High Definition packages, an increase in Video-on-Demand services and price increases implemented in March 2010 and in March 2011. These increases were partially offset by higher bundling discounts due to the increase in Internet, cable telephony and mobile telephony customers.

•

Revenues from Internet access services increased by $10.5 million (6.6%) to $168.4 million. The growth was mainly due to an increase in the average number of cable Internet customers, along with the migration of customers to more expensive packages, and price increases implemented in March 2010 and March 2011, partially offset by a decrease in revenues from excess bandwidth usage as a result of an increase in consumption limits on our various Internet plans.

•

Revenues from cable telephony services increased by $8.9 million (9.0%) to $107.3 million. This increase was mainly due to customer growth, an increase in long distance revenues and higher revenues per user from our small-business customer base.

•

Revenues from mobile telephony services increased by $9.1 million (79.1%) to $20.7 million, essentially due to significant customer growth over the last seven months, following the commercial launch of our advanced mobile network on September 9, 2010. As of March 31, 2011, nearly 46% of our mobile customers had activated a plan using a smartphone, increasing our revenues from data plan and options.

•	Revenues from business solutions increased by $1.1 million (8.1%) to $15.1 million, essentially due to growth in network solution services.

•

Revenues from sales of customer premises equipment increased by $3.8 million (41.8%) to $13.0 million, mainly due to an increase in the sale of set-top boxes and mobile telephony devices, partially offset by higher discounts on our illico Digital TV set-top boxes and incentives given on activation of mobile telephony devices.

•

Revenues of Le SuperClub Vidéotron ltée decreased by $0.3 million (-5.9%) to $5.3 million, primarily because of store closings, partly offset by an increase in royalty revenues. Operating income at this subsidiary decreased slightly by $0.3 million (6.6%).

•	Other revenues increased slightly by $0.8 million (46.7%) to $2.5 million, mainly due to increase in revenues from our La Sette subsidiary and from Indigo subscriptions.

Monthly combined ARPU: $99.78 in the first quarter of 2011 compared with $93.12 for the corresponding period of 2010, an increase of $6.66 (7.2%). This growth is mainly explained by an increase in customers subscribing to two or more services, migration of customers to more expensive packages in television and cable Internet services, and price increases in our television and Internet services.

Operating income: $251.0 million in 2011, a decrease of $1.4 million (-0.6%), as our cost of sales and operating expenses, expressed as a percentage of revenues, increased from 52.2% in the first quarter of 2010 to 56.6% in the first quarter of 2011.

•	This decrease in operating income was primarily due to:

•	initial costs related to the deployment and launch of our 4G network, mainly due to acquisition costs per new subscriber connection, averaging $486, and infrastructures costs;

•	increase of $4.7 million in the devaluation of mobile telephony devices due to an unusually high volume of purchases following launch of the service;

•	higher discounts on the sale of our illico Digital TV set-top boxes;

•	higher bundling discounts. As of March 31, 2011, 72.0% of our customers were bundling two services or more, compared with 70.0% a year ago;

MANAGEMENT DISCUSSION AND ANALYSIS

•	increase in call centre, marketing and rent expenses, as well as network maintenance to support our growth; and

•	capitalization in the first quarter of 2010 of pre-operating expenses related to our 4G network to the cost of fixed and intangible assets.

Partially offset by:

•	customer growth in all services, including the growth of our mobile telephony services following the launch of our advanced mobile network on September 9, 2010;

•	price increases for cable television and cable Internet access services, and increased ARPU on all of our lines of services;

•	new rates for support structure, following a decision by the Canadian Radio-television and Telecommunications Commission (“CRTC”) in December 2010; and

•	migration of customers to more expensive packages in television, cable Internet access and mobile telephony services.

Amortization charge: $97.0 million in the first quarter of 2011, an increase of $33.1 million (51.9%) compared with the same period of 2010.

•	The increase was mainly due to:

•	amortization of fixed assets and licences related to our 4G mobile network since its commercial launch on September 9, 2010; and

•	increase in the acquisition of fixed assets, mostly related to telephony and Internet access services, and to the modernization of our wireline network.

Financial expenses (primarily comprised of cash interest expense on outstanding debt): $37.5 million, a decrease of $2.5 million (-6.3%).

•	The decrease was mainly due to:

•	$3.9 million favourable variance in exchange rate on foreign currency translation of short-term monetary items.

Partially offset by:

•	$1.9 million increase in interest expense, net of amortization of financing costs and debt premium or discount caused by higher indebtedness and higher interest base rate.

Valuation and translation of financial instruments: Gain of $7.8 million in the first quarter of 2011, compared with a loss of $2.3 million in the corresponding period of 2010, related to variance in gains and losses on embedded derivatives and favourable variance in gains and losses on the ineffective portion of fair value hedges resulting from interest rate fluctuations.

Income tax expense: $19.3 million (effective tax rate of 16.7%), compared with $22.9 million in the first three months of 2010 (effective tax rate of 15.7%).

•	The $3.6 million decrease was due to:

•	$10.9 million related to a decrease in taxable income;

•	$2.3 million related to tax consolidation transaction (non-taxable dividends) with our parent corporation; and

•	$1.2 million due to other non-taxable items;

Partially offset by:

•	$10.8 million increase in other items, mainly explained by an increase in future income tax liabilities in light of changes in tax audits, jurisprudence and tax legislation.

MANAGEMENT DISCUSSION AND ANALYSIS

Restructuring of operations and other special items: $8.5 million expense recorded in 2011 compared with $0.1 million income in the same period of 2010. This unfavourable variance is mainly explained by charges relating to the migration of MVNO subscribers to our new 4G network. The Corporation expects to incur migration costs for mobile customers until the conversion process is completed.

Net income attributable to our shareholder: $96.4 million, a decrease of $27.0 million (-21.9%).

•	The decrease was mainly due to the following items, commented above:

•	$1.4 million decrease in operating income;

•	$33.1 million increase in amortization; and

•	$8.6 million unfavourable variance in restructuring of operations and other special items.

Partially offset by:

•	$2.5 million decrease in financial expenses;

•	$10.0 million favourable variance in gain or loss on valuation and translation of financial instruments; and

•	$3.6 million decrease in income taxes.

Start-up costs for our new advanced mobile services network had a negative impact our 2011 first quarter results. In the first months following a product launch, it is normal that the new revenues generated are insufficient to cover the higher expenses incurred. For our 4G network, expenses include customer acquisition costs per new connection, marketing, operational, rental and maintenance expenses, and amortization charges.

MANAGEMENT DISCUSSION AND ANALYSIS

CASH FLOW AND FINANCIAL POSITION

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of: capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services, including the completion and expansion of our 4G network launched in September 2010; servicing and repayment of debt; purchase of preferred shares of Quebecor Media and service of subsidiary subordinated loan; income tax transactions; and distributions to our shareholder.

Operating Activities

First Quarter Analysis

Cash flows provided by operating activities: $187.2 million in the first quarter of 2011 compared with $167.7 million in the same quarter of 2010, an increase of $19.5 million (11.6%).

•	The increase was mainly due to:

•

$10.4 million positive variance in non-cash balances related to operations due to: a $37.9 million favourable variance in accounts receivable; an $18.3 million favourable variance in accounts payables; a $5.1 million favourable variance in prepaid expenses; and an $2.1 million favourable variance in various other assets and liabilities, partially offset by a $30.6 million unfavourable variance in deferred revenues and a $22.4 million unfavourable variance in income taxes payable. Accounts receivable and deferred revenues fluctuate based on customer invoicing cycles;

•	$0.9 million from interest expenses, comprised of a favourable variance of $2.1 million in accrued interests, partially offset by a $1.2 million increase in cash interest payments;

•	$3.9 million increase in the translation of short-term monetary items; and

•	$14.3 million decrease in current income taxes payments in the first quarter of 2011 compared with 2010.

Partially offset by:

•	$1.4 million decrease in operating income; and

•	$8.6 million increase in the cash portion of restructuring of operations and other special items.

Investing Activities

First Quarter Analysis

Cash flows used in investing activities: $193.5 million in the three-month period ended March 31, 2011 compared with $110.6 million in 2010, an increase of $82.9 million, or 75.0%.

•	This increase was mainly due to:

•	increase of $52.2 million in the acquisition of fixed and intangible assets compared with the first quarter of 2010;

•	the disposal, for $30.0 million, of temporary investments in the first quarter of 2010 compared to none in the first three months of 2011; and

•	increase of $0.8 million in other items, comprised primarily of sales of fixed and intangible assets.

MANAGEMENT DISCUSSION AND ANALYSIS

Capital Expenditures: $194.1 million in the first quarter of 2011, an increase of $52.2 million (36.8%), compared with the first quarter of 2010.

•	The increase was mainly due to:

•	investments in the 4G network, higher investments in our Internet network, and modernization of certain parts of our wireline network.

Financing Activities

First Quarter Analysis

Cash flows used by financing activities: $25.0 million used in 2011 compared with $43.8 provided million in 2010.

•	The unfavourable variance of $68.8 million in cash flows used was mainly due to:

•	issuance of $300.0 million in the aggregate principal amount of 7.125% Senior Notes ($293.9 million net of financing costs) in January 2010, compared with none in the first quarter of 2011.

Partially offset by:

•	cash distributions to our parent corporation of $25.0 million in the first quarter of 2011 compared with $250.0 million in the corresponding period of 2010, representing a $225.0 million decrease

Consolidated debt (long-term debt plus bank borrowings) of Videotron: $50.5 million decrease in the first three months of 2011; $40.2 million unfavourable net variance in assets and liabilities related to derivative financial instruments.

•	The decrease in the consolidated debt was due to :

•

$37.5 million favourable impact of exchange rate fluctuations. The decrease in this item is offset by an increase in the liability (or decrease in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments” and by deferred financing costs;

•	$7.4 million decrease in debt due to the favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate fluctuations;

•	$5.5 million decrease in debt due to changes in fair value related to hedged interest rate risk.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $329.2 million at March 31, 2011 compared with a net liability of $289.0 million at December 31, 2010. This $40.2 million unfavourable net variance was caused primarily by the unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments and by the effect on the fair value of derivative financial instruments of interest rate trends in Canada compared with the United States.

Financial Position as of March 31, 2011

Net available liquidity: $705.8 million for the Corporation, consisting of $63.5 million in cash and $642.3 million in unused lines of credit.

As of March 31, 2011, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at March 3, 2011, is as follow:

MANAGEMENT DISCUSSION AND ANALYSIS

Table 2

Minimum principal amount on long-term debt

12-month periods ending March 31

(in millions of Canadian dollars)

2012	$—
2013	—
2014	634.1
2015	—
2016	169.3
2017 and thereafter	984.8

Total	$1,788.2

The weighted average term of Videotron’s consolidated debt was approximately 5.5 years as of March 31, 2011 (5.7 years as of December 31, 2010). The debt is comprised of approximately 76.7% of fixed-rate debt (76.7% as of December 31, 2010) and 23.3% of floating-rate debt (23.3% as of December 31, 2010).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover planned cash requirements for capital investments, including investments required for our 4G network, working capital, interest payments, debt repayments, pension plan contributions, and dividends or distributions. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries. Videotron believes it will be able to meet future debt payments which are staggered fairly over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios and covenants. The key financial ratios listed in these agreements include a debt service coverage ratio and a debt ratio (long-term debt over operating income). At March 31, 2011, the Corporation was in compliance with all required financial ratios and covenants in its financing agreements.

Dividends paid and declared

On March 8, 2011, the Board of Videotron declared a dividend of $25.0 million. The dividend was paid on March 9, 2011 to our parent corporation, Quebecor Media.

MANAGEMENT DISCUSSION AND ANALYSIS

Contractual Obligations and Other Commercial Commitments

At March 31, 2011, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. Table 3 below shows a summary of our contractual obligations. The Corporation did not issue any additional long-term debt in the three-month period ended March 31, 2011.

Table 3

Contractual obligations of Videotron

Payments due by period as of March 31, 2011

(in millions of Canadian dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]					—
Accounts payable and accrued charges	331.9	331.9	—	—	—
Amounts payable to affiliated corporation	65.8	65.8	—	—	—
6 7/8% Senior Notes due January 15, 2014	634.1	—	—	634.1	—
6 3/8% Senior Notes due December 15, 2015	169.3	—	—	169.3	—
9 1/8% Senior Notes due April 15, 2018	684.8	—	—	—	684.8
7 1/8% Senior Notes due January 15, 2020	300.0	—	—	—	300.0
Cash interest expense [2]	906.6	114.9	309.5	218.6	263.6
Derivative financial instruments [3]	341.2	—	197.7	36.4	107.1
Lease commitments	266.3	39.9	58.2	40.6	127.6
Services and capital equipment commitments	35.6	24.2	11.1	0.3	—

Total contractual cash obligations	3,735.6	576.7	576.5	1,099.3	1,483.1

[1]

This table excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which were used to invest in the Preferred Shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimate of interest to be paid on long-term debt and bank indebtedness is based on the hedged and unhedged interest rates and hedged foreign exchange rate as at March 31, 2011.

[3]	Estimated net future reimbursements on derivative financial instruments related to foreign exchange hedging.

Financial Instruments

Videotron uses a number of financial instruments, mainly: cash and cash equivalents, trade receivables, temporary investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

As of March 31, 2011, Videotron used derivative financial instruments to manage its exchange rate and interest rate exposure. The Corporation has entered into cross-currency interest rate swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S.-dollar-denominated long-term debt and to manage the impact of interest rate fluctuations on some of its long-term debt.

Videotron has also entered into foreign exchange forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems, handsets, and certain capital expenditures, including equipment for the 4G network.

The Corporation does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by Videotron and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

MANAGEMENT DISCUSSION AND ANALYSIS

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2011 and as of December 31, 2010 are as follows:

Table 4

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2011		December 31, 2010
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(1,788.2)	$(1,904.4)	$(1,826.7)	$(1,934.4)
Derivative financial instruments
Early settlement options	61.7	61.7	54.8	54.8
Foreign exchange forward contracts	(4.9)	(4.9)	(2.4)	(2.4)
Cross-currency interest rate swaps	(324.3)	(324.3)	(286.6)	(286.6)
[1]	Carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When Videotron uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per Videotron’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs on the market to the net exposure of the counterparty or Videotron.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

The (gain) loss on valuation and translation of financial instruments for the first quarter of 2011 is summarized in Table 5.

Table 5

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three-month periods ended March 31
	2011	2010
(Gain) loss on embedded derivatives	(7.5)	1.4
(Gain) loss on ineffective portion of fair value hedges	(0.3)	0.9
	(7.8)	2.3

A before tax $3.3 million gain was recorded under other comprehensive income in the first quarter of 2011 in relation to cash flow hedging relationships (gain of $11.2 million before tax in 2010).

MANAGEMENT DISCUSSION AND ANALYSIS

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the first quarter ended March 31, 2011, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent and affiliated corporations in the amount of $17.7 million ($14.4 million in the first quarter of 2010), which are included in cost of sales and operating expenses. Videotron and its subsidiaries made sales to affiliated companies in the amount of $3.0 million ($2.3 million in the first quarter of 2010). These transactions were concluded and accounted for at the exchange amount.

Management arrangements

Our parent corporation has entered into management arrangements with Videotron. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. In the first quarter of 2011, Videotron incurred management fees of $7.9 million ($9.2 million in the first quarter of 2010) with the Corporation’s shareholder.

MANAGEMENT DISCUSSION AND ANALYSIS

RECENT ACCOUNTING DEVELOPMENTS IN CANADA

As described above in the “Transition to IFRS” section of this report, the Corporation adopted IFRS on January 1, 2011. The 2010 financial figures have been restated accordingly. The Corporation is required to apply IFRS accounting policies retrospectively to determine the IFRS opening balance sheet at January 1, 2010. However, IFRS provides a number of mandatory exceptions and optional exemptions to this general principle of retrospective application (refer to Note 10 to the interim consolidated financial statements for the first quarter of 2011 for more details on the exemption choices and adjustments made by the Corporation as a result of the adoption of IFRS).

The adoption of IFRS did not necessitate any significant modifications to information technology, data systems and internal controls currently implemented and used by the Corporation. The Corporation also determined that new policy choices adopted in light of IFRS requirements had no contractual or business implications on existing financing arrangements and similar obligations as at the date of adoption and as at the end of the current reporting period. Under current circumstances, the Corporation has not identified any contentious issues arising from the adoption of IFRS.

CHANGES IN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Corporation adopted the IFRS conceptual framework for its accounting policies on January 1, 2011 (see “Transition to IFRS” above). Accordingly, the following paragraphs provide an analysis of accounting policies considered critical that required material changes on the adoption of IFRS.

This section should be read in conjunction with Videotron’s annual Management Discussion and Analysis for the year 2010, which provides a description of other accounting policies considered critical but which the adoption of IFRS did not significantly impact.

Impairment of Assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”) which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. We review at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful life may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use, are tested for impairment on April 1 of each financial year, as well as whenever there is an indication that the carrying amount of the asset or CGU, to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

We use the discounted cash flow method to estimate the value in use consisting of future cash flows derived from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts consider each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A range of growth rates is used for cash flows beyond this three-year period. The discount rate used by Videotron is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money and (ii) the risk specific to the assets for which the future cash flow estimates have not been adjusted. The perpetual growth rate has been determined with regard to the specific markets in which the CGUs participate.

An impairment loss is recognized in the amount by which the carrying amount of the asset or CGU exceeds its recoverable amount. When the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is first impaired. Any excess amount of impairment is recognized and attributed to assets in the CGU pro rated to the carrying amount of each asset in the CGU.

MANAGEMENT DISCUSSION AND ANALYSIS

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income up to the excess of the recoverable amount of the asset or the CGU over its carrying value.

When determining the fair value less costs to sell of an asset or CGU, the appraisal of the information available at the valuation date is based on management’s judgment and may involve estimates and assumptions. Furthermore, the discounted cash flow method used in determining the value in use of an asset or CGU relies on the use of estimates such as the amount and timing of cash flows, expected variations in the amount or timing of those cash flows, the value of money, as represented by the risk-free rate, and the risk premium associated with the asset or CGU.

Therefore, the judgment used in determining the recoverable amount of an asset or a CGU may affect the amount of the impairment loss of an asset or a CGU to be recorded, as well as the potential reversal of the impairment charge in the future.

Based on the data and assumptions used in its last impairment test, we believe at this time that there are no material amounts of long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives on our books that present a significant risk of impairment in the near future.

The net book value of goodwill as at March 31, 2011 was $432.0 million, and the net book value of intangible assets with indefinite useful lives as at March 31, 2011 was $1.2 million.

Impairment charges previously recorded under Canadian GAAP were unaffected by the adoption of IFRS.

Pension and post-retirement benefits

Videotron offers defined benefit pension plans and defined contribution pension plans to some of its employees.

Videotron’s defined benefit obligations with respect to defined benefit pension and postretirement benefits are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of Videotron’s actuaries. Key assumptions relate to the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, retirement age of employees, health care costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

Actuarial gains and losses are recognized in other comprehensive income or loss. Actuarial gains and losses may arise from the difference between the actual rate of return on plan assets for a given period and the expected rate of return on plan assets for that period, experience adjustments on liabilities, or changes in actuarial assumptions used to determine the defined benefit obligation.

The recognition of the net benefit asset under certain circumstances is limited to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligations can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. Changes in the net benefit asset limit or in the minimum funding adjustment are recognized in other comprehensive income or loss. The assessment of the amount recoverable in the future, for the purpose of calculating the limit on the net benefit asset, is based on a number of assumptions, including future service costs and reductions in future plan contributions.

As an alternative to the policy of recognition in other comprehensive income, the Corporation may have adopted an accounting policy, applicable to all defined benefit plans, whereby actuarial gains and losses, as well as changes in the net benefit asset limit or in the minimum funding adjustment, are recognized immediately in income or expenses as they occur. The Corporation may have also elected, as an accounting policy choice, to account for actuarial gains and losses using the corridor method, as permitted under IFRS.

Videotron considers all the assumptions used to be reasonable in view of the information available at this time. However, variances from these assumptions could have a material impact on the costs and obligations of pension plans and postretirement benefits in future periods.

MANAGEMENT DISCUSSION AND ANALYSIS

Stock-based compensation

Stock-based awards to employees that call for settlement in cash or other assets at the option of the employee are classified as a liability and the compensation cost is recognized in expenses over the vesting period. Changes in the fair value of these stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost. Estimates of the fair value of stock option awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant, along with assumptions such as the risk-free interest rate, dividend yield, expected volatility and expected remaining life of the option.

The judgment and assumptions used in determining the fair value of liability-classified stock-based awards may have an effect on the compensation cost recorded in the consolidated statements of income.

Provisions for contingent liabilities

Provisions are recognized when (i) Videotron has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and when (ii) the amount of the obligation can be reliably estimated. Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected by it that the plan will be carried out.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statement of income in the reporting period in which changes occur.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date or to transfer it to third parties at that time, and is adjusted for the effect of time value when material. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill those obligations.

No amounts are recognized for obligations that are possible but not probable or those for which amount cannot be reasonably estimated.

MANAGEMENT DISCUSSION AND ANALYSIS

FUTURE ACCOUNTING DEVELOPMENTS IN CANADA

The following Accounting standards have been issued by IASB but are not yet in effect as of March 31, 2011

New standards	Expected changes to existing standards
IFRS 9 — Financial instruments (Effective from periods beginning January 1, 2013 with early adoption permitted)

IFRS 9 simplifies the measurement and classification for financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.

IFRS 10 — Consolidated Financial Statements (Effective from periods beginning January 1, 2013 with early adoption permitted)

IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.

IFRS 12 — Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013 with early adoption permitted)

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

MANAGEMENT DISCUSSION AND ANALYSIS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” “seek,” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue rolling out and developing our new 4G network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of program and content transmission;

•	new technologies that could change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required for the deployment of our 4G network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to successfully implement our business and operating strategies and manage our growth and expansion;

•	disruptions to the network through which we provide our Digital Television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of the interest payment requirements on our long-term debt.

MANAGEMENT DISCUSSION AND ANALYSIS

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in the Annual Report on Form 20-F, included under the section “Item 3. Key Information - Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2011	2010
Revenues
Cable television		$245,630	$229,948
Internet		168,395	157,936
Cable telephony		107,304	98,406
Mobile telephony		20,707	11,560
Business solutions		15,067	13,934
Equipment sales		13,031	9,190
Video stores		5,298	5,631
Other		2,516	1,715
		577,948	528,320

Cost of sales and operating expenses	2	326,911	275,875
Operating income	3	251,037	252,445

Amortization		96,962	63,847
Financial expenses	4	37,491	40,019
(Gain) loss on valuation and translation of financial instruments	5	(7,754)	2,276
Restructuring of operations and other special items	6	8,552	(58)
Income before income taxes		115,786	146,361

Income taxes
Current		–	18,772
Deferred		19,319	4,160
		19,319	22,932
Net income		$96,467	$123,429

Net income attributable to:
Shareholder		$96,363	$123,420
Non-controlling interest		104	9

See accompanying notes to interim consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2011	2010

Net income	$96,467	$123,429
Other comprehensive income:
Cash flows hedges:
Gain on valuation of derivative financial instruments	3,335	11,235
Deferred income taxes	582	(84)
Defined benefit plans:
Net change in asset limit or in minimum funding liability	–	(439)
Deferred income taxes	–	130
	3,917	10,842
Comprehensive income	$100,384	$134,271

Attributable to:
Shareholder	$100,280	$134,262
Non-controlling interest	104	9

See accompanying notes to interim consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Equity attributable to non-controlling interest	Total equity
	(note 7)			(note 9)

Balance as of December 31, 2009 as previously reported under Canadian GAAP	$1	$7,155	$716,945	$(22,832)	$–	$701,269

IFRS adjustments (note 10)	–	(7,155)	(52,819)	–	991	(58,983)

Balance as of January 1, 2010	1	–	664,126	(22,832)	991	642,286

Net income	–	–	123,420	–	9	123,429

Other comprehensive income	–	–	–	10,842	–	10,842

Dividends	–	–	(250,000)	–	–	(250,000)

Balance as of March 31, 2010	1	–	537,546	(11,990)	1000	526,557

Net income	–	–	372,897	–	235	373,132

Other comprehensive income	–	–	–	995	–	995

Related party transaction – Share issuance	3,400	–	–	–	–	3,400

Dividends	–	–	(187,000)	–	(95)	(187,095)

Balance as of December 31, 2010	3,401	–	723,443	(10,995)	1,140	716,989

Net income	–	–	96,363	–	104	96,467

Other comprehensive income	–	–	–	3,917	–	3,917

Dividends	–	–	(25,000)	–	–	(25,000)

Balance as of March 31, 2011	$3,401	$–	$794,806	$(7,078)	$1,244	$792,373

See accompanying notes to interim consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2011	2010

Cash flows related to operating activities
Net income		$96,467	$123,429
Adjustments for:
Amortization of fixed assets		77,306	59,699
Amortization of intangible assets		19,656	4,148
(Gain) loss on valuation and translation of financial instruments	5	(7,754)	2,276
Amortization of financing costs and long-term debt premium or discount	4	798	861
Deferred income taxes		19,319	4,160
Other		(464)	1,616
		205,328	196,189
Net change in non-cash balances related to operating activities		(18,052)	(28,486)
Cash flows provided by operating activities		187,276	167,703

Cash flows related to investing activities
Additions to fixed assets		(178,599)	(126,211)
Additions to intangible assets		(15,524)	(15,705)
Net change in temporary investments		–	30,000
Other		537	1,336
Cash flows used in investing activities		(193,586)	(110,580)

Cash flows related to financing activities
Issuance of long-term debt, net of financing fees		–	293,888
Dividends		(25,000)	(250,000)
Other		–	(131)
Cash flows (used in) provided by financing activities		(25,000)	43,757

Net change in cash and cash equivalents		(31,310)	100,880

Cash and cash equivalents at beginning of period		96,335	150,309
Cash and cash equivalents at end of period		$65,025	$251,189

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2011	2010

Cash and cash equivalents consist of:
Bank overdraft	$(33,225)	$(12,386)
Cash equivalents	98,250	263,575
	$65,025	$251,189

Non-cash investing activities
Net change in additions to fixed and intangible assets financed with accounts payable	$34,866	$16,918

Interest and taxes reflected as operating activities
Cash interest payments	$18,103	$16,884
Cash income tax payments (net of refunds)	6,333	1,754

Additions to intangible assets[1]
Internally generated	$13,178	$12,079
Externally acquired	2,346	3,626

[1]	All intangible assets acquired are subject to amortization.

See accompanying notes to interim consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	March 31 2011	December 31 2010	January 1 2010
Assets

Current assets
Cash and cash equivalents	$65,025	$96,335	$150,309
Temporary investments	–	–	30,000
Accounts receivable	194,960	243,609	185,726
Income taxes	856	434	255
Amounts receivable from affiliated corporations	54,191	10,608	14,682
Inventories	98,743	96,462	38,938
Prepaid expenses	28,699	21,094	10,216
Total current assets	442,474	468,542	430,126

Non-current assets
Investments	1,630,000	1,630,000	1,260,000
Fixed assets	2,257,496	2,186,824	1,772,234
Intangible assets	703,493	712,414	688,219
Derivative financial instruments	–	–	3,077
Other assets	43,834	46,028	40,670
Deferred income taxes	756	716	756
Goodwill	432,045	431,975	431,975
Total non-current assets	5,067,624	5,007,957	4,196,931
Total assets	$5,510,098	$5,476,499	$4,627,057

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	March 31 2011	December 31 2010	January 1 2010

Liabilities and Equity

Current liabilities
Accounts payable and accrued charges		$331,855	$381,930	$372,731
Amounts payable to affiliated corporations		65,819	23,243	21,513
Provisions		5,661	17,716	19,341
Deferred revenue		199,383	220,633	178,007
Income taxes		10,645	19,603	4,887
Total current liabilities		613,363	663,125	596,479

Non-current liabilities
Long-term debt		1,735,584	1,786,076	1,592,321
Subordinated loan from parent corporation		1,630,000	1,630,000	1,260,000
Derivative financial instruments		329,232	289,032	232,469
Deferred income taxes		334,984	316,185	244,989
Other liabilities		74,562	75,092	58,513
Total non-current liabilities		4,104,362	4,096,385	3,388,292
Total liabilities		4,717,725	4,759,510	3,984,771

Equity
Capital stock	7	3,401	3,401	1
Retained earnings		794,806	723,443	664,126
Accumulated other comprehensive loss	9	(7,078)	(10,995)	(22,832)
Equity attributable to shareholder		791,129	715,849	641,295
Non-controlling interest		1,244	1,140	991
Total equity		792,373	716,989	642,286
Total liabilities and equity		$5,510,098	$5,476,499	$4,627,057

See accompanying notes to interim consolidated financial statements.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly-owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montreal (Quebec), Canada. The percentages of voting rights and of equity in its major subsidiaries are as follows:

	% voting	% equity

Videotron G.P. [1]	100.0%	100.0%

Videotron L.P. [1]	100.0%	100.0%

Videotron Infrastructures Inc.	100.0%	100.0%

Videotron US Inc.	100.0%	100.0%

Le SuperClub Videotron Ltée	100.0%	100.0%

SETTE Inc.	84.16%	84.16%

[1]

On February 1, 2011, the Corporation completed an internal business reorganization. Consequently, Videotron Ltd. transferred all its operating assets and operating liabilities, including its employees, to Videotron General Partnership “Videotron G.P.” and Videotron Limited Partnership “Videotron L.P.”.

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its Video-On-Demand service and its distribution and rental stores.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements reflect the first-time adoption of International Financial Reporting Standards (“IFRS”), which replaced Canadian Generally Accepted Accounting Principles (“GAAP”) as of January 1, 2011. All disclosures and explanations related to the first-time adoption of IFRS are presented in note 10. This note provides information that is considered material to the understanding of the Corporation’s first IFRS financial statements. Note 10 also presents a reconciliation of the 2010 financial figures prepared under Canadian GAAP to the 2010 financial figures prepared under IFRS, including a reconciliation of the consolidated statements of income and cash flows for the three-month period ended March 31, 2010 and for the year ended December 31, 2010, as well as a reconciliation of the consolidated balance sheets and shareholder’s equity as of January 1, 2010 and as of December 31, 2010.

The IFRS consolidated financial statements have been prepared based on the following accounting policies:

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). In particular, they were prepared in accordance with IAS 34, Interim Financial Reporting and with IFRS 1, First-time Adoption of IFRS. These interim financial statements should be read in conjunction with the Corporation’s 2010 annual consolidated financial statements and in consideration of the IFRS transition disclosures included in note 10.

These interim consolidated financial statements were approved for issue by the Board of Directors of the Corporation on May 25, 2011.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(i)) and the liability related to stock-based compensation (note 1(r)), which have been measured at fair value, and are presented in Canadian dollars, which is the currency of the primary economic environment in which the Corporation and its subsidiaries operate (“functional currency”).

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Basis of presentation (continued)

Comparative figures for the three-month period ended March 31, 2010, and the year ended December 31, 2010, have been restated to conform to the presentation adopted for the three-month period ended March 31, 2011 under IFRS.

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

(b)	Consolidation

A subsidiary is an entity controlled by the Corporation. Control is achieved where the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Non-controlling interest in the net assets and results of consolidated subsidiaries is identified separately from the parent’s ownership interest in them. Non-controlling interest in the equity of a subsidiary consists of the amount of non-controlling interest calculated at the date of the original business combination and its share of changes in equity since that date. Changes in non-controlling interest in a subsidiary that do not result in a loss of control by the Corporation are accounted for as equity transactions.

(c)	Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transactions. Translation gains and losses on assets and liabilities denominated in a foreign currency are included in financial expenses, or in gain or loss on valuation and translation of financial instruments, unless hedge accounting is used.

(d)	Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best judgment, actual results could differ from these estimates. The following significant areas require management to use assumptions and to make estimates:

•	revenue recognition;

•	impairment of assets;

•	fair value of financial instruments;

•	costs and liabilities related to pension and postretirement benefit plans;

•	allowance for doubtful accounts, provision for obsolescence and allowance for sales returns;

•	net realizable value of inventories;

•	provisions such as legal contingency and restructuring of operations;

•	residual value and useful life of assets subject to amortization;

•	deferred income taxes;

•	government assistance and income tax credits; and

•	stock-based compensation.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Revenue recognition

The Corporation recognizes its operating revenues when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits associated with the transaction is probable;

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably;

•	the stage of completion can be measured reliably where services have been rendered; and

•	significant risks and rewards of ownership, including effective control have been transferred to the buyer where goods have been sold.

The portion of revenue that is unearned is recorded under “Deferred revenue” when customers are invoiced.

Revenue recognition policies for each of the Corporation’s main product lines are as follows:

The Cable and Mobile services are provided under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony or mobile telephony, including connection costs and rental of equipment); and the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of those costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, cable and mobile telephony, are recognized when services are rendered. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Revenues from DVD and Blu-ray rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract. Promotional offers related to equipment sales are accounted for as a reduction in the related equipment sales when the equipment is activated. Operating revenues related to service contracts are recognized in income over the life of the specific contract on a straight-line basis over the period in which the services are provided.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment on April 1 of each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

An impairment loss is recognized in the amount by which the carrying amount of an asset or a CGU exceeds its recoverable amount. When the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is first impaired. Any excess amount of impairment is recognized and attributed to assets in the CGU, pro-rated to the carrying amount of each asset in the CGU.

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the statement of income up to the excess of the recoverable amount of the asset or CGU over its carrying value.

(g)	Income taxes

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be subsequently reduced, if necessary, to an amount that is more likely than not to be realized. A deferred tax expense or benefit is recognized in other comprehensive income or otherwise directly in equity to the extent that it relates to items that are recognized in other comprehensive income or directly in equity in the same or a different period.

In the course of the Corporation’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and due to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Corporation recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Leases

Assets under leasing agreements are classified at the inception of the lease as (i) finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee, or as (ii) operating leases for all other leases. All of the Corporation’s current leases are classified as operating leases.

Operating lease rentals are recognized in the statement of income on a straight-line basis over the period of the lease. Any lessee incentives are deferred and then recognized evenly over the lease term.

(i)	Financial instruments

Classification, recognition and measurement

Financial instruments are classified as held for trading, available for sale, held to maturity, loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The Corporation has classified its financial instruments (except derivative financial instruments) as follows:

Held for trading	Loans and receivables	Available for sale	Other liabilities
• Cash and cash equivalents • Temporary investments • Bank indebtedness	• Accounts receivable • Amounts receivable from affiliated corporations • Loans and other long-term receivables included in “Other assets” • Investments	• Other portfolio investments included in “Other assets”

•     Accounts payable and accrued charges

•     Amounts payable to affiliated corporations

•     Provisions

•     Long-term debt

•     Subordinated loan from parent corporation

•     Other long-term financial liabilities included in “Other liabilities”

Financial instruments held for trading are measured at fair value with changes recognized in income as a gain or loss on valuation and translation of financial instruments. Available for sale portfolio investments are measured at fair value or at cost in the case of equity investments that do not have a quoted market price in an active market; if applicable, changes in fair value are recorded in other comprehensive income. Financial assets classified as loans and receivables and financial liabilities classified as other liabilities are initially measured at fair value and subsequently measured at amortized cost, using the effective interest rate method of amortization.

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk-management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Corporation assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments (continued)

Derivative financial instruments and hedge accounting (continued)

The Corporation enters into the following types of derivative financial instruments:

•

The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

•

The Corporation uses cross-currency interest rate swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars are designated as cash flow hedges. The Corporation’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

Under hedge accounting, the Corporation applies the following accounting policies:

•

For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

•

For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Any change in the fair value of these derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as a gain or loss on valuation and translation of financial instruments.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Financing fees

Financing fees related to long-term debt are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

(k)	Tax credits and government assistance

The Corporation receives tax credits mainly related to its research and development activities. Government financial assistance is accounted for as revenue or as a reduction of related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are met.

(l)	Cash, cash equivalents and temporary investments

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consisted mainly of Bankers’ acceptances and term deposits.

Temporary investments consisted of high-quality money market instruments as of January 1, 2010. These temporary investments, classified as held for trading, are recorded at fair value.

(m)	Trade receivables

Trade receivables are stated at their nominal value, less an allowance for doubtful accounts and an allowance for sales returns. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. Individual trade receivables are written off when management deems them not collectible.

(n)	Inventories

Inventories are valued at the lower of cost, determined by the weighted-average cost method, and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. When the circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed.

(o)	Fixed assets

Fixed assets are stated at cost. Cost represents the acquisition costs, net of government grants and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct cable and mobile networks, the cost includes equipment, direct labour and direct overhead costs. Projects under development may also be comprised of advances made to suppliers for equipment under construction.

Borrowing costs are also included in the cost of self-constructed fixed assets when the development of the asset commenced after January 1, 2010. Future expenditures, such as maintenance and repairs, are expensed as incurred.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Fixed assets (continued)

Amortization is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life

Buildings and their components	25 to 40 years
Furniture and equipment	3 to 7 years
Receiving, distribution and telecommunication networks	3 to 20 years
Subscribers’ equipment	5 years and 7 years
Coding and transmission material	5 years

Amortization methods, residual values and the useful lives of significant fixed assets are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

Leasehold improvements are amortized over the shorter of the term of the lease and economic life.

The Corporation does not record any decommissioning obligations in connection with its cable distribution networks. The Corporation expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date so far into the future that the present value of the restoration costs is insignificant for these assets. A decommissioning obligation is however recorded for the rental of sites related to the advanced mobile network.

(p)	Goodwill and intangible assets

Goodwill

For all business acquisitions after January 1, 2010, goodwill initially arising from a business acquisition will be measured and recognized as the excess of the fair value of the consideration paid over the fair value of the recognized identifiable assets acquired and liabilities assumed. When the Corporation acquires less than 100% of the equity interests in the business acquired at the acquisition date, goodwill attributable to the non-controlling interest is also recognized at fair value.

For business acquisitions that occurred prior to January 1, 2010, goodwill represented the excess of the cost of acquisition over the Corporation’s interest in the fair value of the identifiable assets and liabilities of the business acquired at the date of acquisition. No goodwill attributable to non-controlling interest was recognized.

Goodwill is allocated as at the date of a business acquisition to a CGU for purposes of impairment testing (note 1 (f)). The allocation is made to the CGU or group of CGUs expected to benefit from the synergies of the business acquisition.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Goodwill and intangible assets (continued)

Intangible assets

Internally generated intangible assets are mainly comprised of internal costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Borrowing costs directly attributable to the acquisition, construction or production of an intangible asset that commenced after January 1, 2010 are also included as part of the cost of that asset during the development phase.

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful life

Advanced mobile services spectrum licences[1]	10 years
Software	3 to 7 years

[1]	The useful life represents the initial term of the licences issued by Industry Canada.

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

(q)	Provisions

Provisions are recognized when (i) the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and when (ii) the amount of the obligation can be reliably estimated.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statement of income in the reporting period in which changes occur.

(r)	Stock-based compensation

Stock-based awards to employees that call for settlement in cash or other assets at the option of the employee are classified as a liability and the compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

Estimates of the fair value of stock-based awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Pension plans and postretirement benefits

The Corporation offers defined contribution pension plans and defined benefit pension plans to some of its employees.

(i)	Defined contribution pension plans

Under its defined contribution pension plans, the Corporation pays fixed contributions to participating employees’ pension plans and it has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefits in the consolidated statements of income when the contributions become due.

(ii)	Defined benefit pension plans and postretirement plans

Defined benefit pension plan costs are determined using actuarial methods and are accounted for using the projected unit credit method, which incorporates management’s best estimates of future salary levels, other cost escalations, retirement ages of employees, and other actuarial factors. Defined benefit pension costs recognized in the consolidated statements of income include the following:

•	cost of pension plan benefits provided in exchange for employee services rendered during the year;

•	interest cost of pension plan obligations;

•	expected return on pension fund assets;

•	recognition of prior service costs on a straight-line basis over the vesting period.

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

Actuarial gains and losses are recognized through other comprehensive income or loss. Actuarial gains or losses arise from the difference between the actual rate of return on plan assets for a given period and the expected rate of return on plan assets for that period, experience adjustments on liabilities, or changes in actuarial assumptions used to determine the defined benefit obligation.

The recognition of the net benefit asset under certain circumstances is limited to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. Changes in the net benefit asset limit or in the minimum funding adjustment are recognized in other comprehensive income.

The Corporation also offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The benefits related to these plans are funded by the Corporation as they become due.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	Recent accounting pronouncements

The Corporation has not early adopted the following new standards and adoption impacts on the consolidated financial statements have not yet been determined:

New Standards	Expected changes to existing standard

IFRS 9 — Financial instruments (Effective from periods beginning January 1, 2013 with early adoption permitted)

IFRS 9 simplifies the measurement and classification for financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.

IFRS 10 — Consolidated Financial Statements (Effective from periods beginning January 1, 2013 with early adoption permitted)

IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.

IFRS 12 — Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013 with early adoption permitted)

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

2.	COST OF SALES AND OPERATING EXPENSES

The main components are as follows:

	Three months ended March 31
	2011	2010

Employee costs	$106,534	$90,007
Royalties and rights	93,847	88,004
Cost of equipment sales	47,671	11,682
Subcontracting costs	28,243	25,401
Marketing and distribution expenses	14,444	14,628
Other	64,307	72,312
	355,046	302,034

Employee costs capitalized to fixed assets and intangible assets:	(28,135)	(26,159)
	$326,911	$275,875

3.	OPERATING INCOME

In its analysis of operating results, the Corporation uses operating income, as presented in the consolidated statements of income, to assess its financial performance. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results. As such, this measure is unaffected by the capital structure or investment activities of the Corporation. Operating income is also a significant component of the Corporation’s annual incentive compensation programs. Operating income is referred to as an additional IFRS measure.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

4.	FINANCIAL EXPENSES

	Three months ended March 31
	2011	2010

Third parties;
Interest on long-term debt	$39,298	$37,358
Amortization of financing costs and long-term debt premium or discount	798	861
(Gain) loss on foreign currency translation on short-term monetary items	(859)	3,035
Other	(331)	(154)
	38,906	41,100

Affiliated corporations
Interest expense (net of income)	42,193	32,628
Dividend income	(43,608)	(33,709)
	(1,415)	(1,081)
	$37,491	$40,019

5.	(GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2011	2010

(Gain) loss on embedded derivatives	$(7,428)	$1,384
(Gain) loss on the ineffective portion of fair value hedges	(326)	892
	$(7,754)	$2,276

6.	RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL ITEMS

In 2010, the Corporation launched its new advanced mobile network. Since then, the Corporation has been incurring costs for the migration of its pre-existing Mobile Virtual Network Operator subscribers to its new mobile network. A charge of $8.6 million was recorded in the first quarter of 2011 (none in 2010). The Corporation expects to incur migration costs until the conversion process is completed.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

7.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common shares
	Number	Amount
Balance as of December 31, 2010 and March 31, 2011	2,516,829	$3,401

8.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options granted by the parent corporation to the employees of the Corporation and its subsidiaries for the three-month period ended March 31, 2011:

	Outstanding options
	Number	Weighted average exercise price
As of December 31, 2010:	1,151,502	$40.34
Exercised	(43,643)	41.91
As of March 31, 2011	1,107,859	$40.28
Vested options as of March 31, 2011	119,627	$41.23

For the three-month period ended March 31, 2011, a net consolidated recovery related to the stock-based compensation plan was recorded in the amount of $0.2 million (a net charge of $2.5 million in 2010).

During the three-month period ended March 31, 2011, 43,643 of the Corporation’s stock options were exercised for a cash consideration of $0.4 million (16,165 stock options for $0.4 million in 2010).

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of January 1, 2010	$(22,832)	$–	$(22,832)
Other comprehensive income (loss)	11,151	(309)	10,842
Balance as of March 31, 2010	(11,681)	(309)	(11,990)
Other comprehensive income (loss)	7,542	(6,547)	995
Balance as of December 31, 2010	(4,139)	(6,856)	(10,995)
Other comprehensive income	3,917	–	3,917
Balance as of March 31, 2011	$(222)	$(6,856)	$(7,078)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7-year period.

10.	TRANSITION TO IFRS

These consolidated financial statements are the first interim consolidated financial statements the Corporation has prepared in accordance with IFRS, as described under accounting policies (note 1). The date of the opening balance sheet under IFRS and the Corporation’s date of transition to IFRS is January 1, 2010.

Prior to the adoption of IFRS, for all periods up to and including the year ended December 31, 2010, the Corporation’s consolidated financial statements were prepared in accordance with Canadian GAAP. The principal adjustments made by the Corporation in preparing its IFRS opening consolidated balance sheet as of January 1, 2010 and in restating its Canadian GAAP consolidated financial statements for the year ended December 31, 2010 and the three-month period ended March 31, 2010, are as follows:

IFRS 1 exemptions and exceptions

The Corporation has applied IFRS 1 in preparing these consolidated financial statements. The Corporation is required to establish IFRS accounting policies as of the transition date and, in general, to apply these retrospectively to determine the IFRS opening balance sheet at January 1, 2010. This Standard provides a number of mandatory exceptions and optional exemptions to this general principle of retrospective application. Descriptions of applicable exemptions and exceptions are set out below, together with the Corporation’s election:

Optional exemptions

(1)	Business combinations

IFRS 1 provides the option to apply IFRS 3R (revised), Business Combinations, retrospectively or prospectively from the transition date. A retrospective basis would require restatement of all business combinations that occurred prior to the transition date. The Corporation has elected not to apply IFRS 3R retrospectively to business combinations that occurred prior to January 1, 2010. Accordingly, IAS 27, Consolidated and Separate Financial Statements, is also applied prospectively. Any goodwill arising on acquisitions before January 1, 2010 has not been adjusted from the carrying value previously determined under Canadian GAAP as a result of applying this exemption.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

IFRS 1 exemptions and exceptions (continued)

Optional exemptions (continued)

(2)	Defined benefit plans

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses on defined benefit plans deferred under Canadian GAAP in opening retained earnings as of the transition date. The Corporation elected to recognize all cumulative actuarial gains and losses that existed as of January 1, 2010 in the opening retained earnings for all of its defined benefit plans.

(3)	Borrowing costs

IFRS 1 allows that the transitional provisions of IAS 23R (revised), Borrowing Costs, be applied as at the transition date. As a result, IAS 23R has been adopted prospectively for projects that commenced on or after January 1, 2010 and all pre-transition capitalized interest costs recorded under Canadian GAAP have been reclassified to opening retained earnings on transition.

Mandatory exceptions

(4)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS as of the transition date to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The estimates previously made by the Corporation under Canadian GAAP were not revised on the application of IFRS.

(5)	Hedge accounting

An entity shall not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting in accordance with IFRS. IFRS 1 also does not permit transactions entered into before the date of transition to IFRS to be retrospectively designated as hedges. As a result, hedge accounting was applied on transition only to hedge relationships previously designated under Canadian GAAP that continue to meet the conditions for hedge accounting under IFRS.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS

The following tables set forth the impact of the adjustments from Canadian GAAP to IFRS on the Corporation’s consolidated statements of income, comprehensive income, and cash flows for the three-month period ended March 31, 2010 and the year ended December 31, 2010, as well as on its consolidated balance sheets as of January 1, 2010 and December 31, 2010.

(a)	Consolidated statement of income and comprehensive income for the three-month period ended March 31, 2010

	Explanations	Canadian GAAP	IFRS adjustments	IFRS

Revenues		$528,320	$–	$528,320

Cost of sales and operating expenses	(ii)	276,617	(742)	275,875
Amortization		63,847	–	63,847
Financial expenses	(iii)	29,603	10,416	40,019
Loss on valuation and translation of financial instruments		2,276	–	2,276
Other special items		(58)	–	(58)
Income before income taxes and non-controlling interest		156,035	(9,674)	146,361
Income taxes	(vi)	22,834	98	22,932
		133,201	(9,772)	123,429
Non-controlling interest	(vii)	9	(9)	–
Net income		$133,192	$(9,763)	$123,429

Other comprehensive income	(i), (vi)	11,151	(309)	10,842
Comprehensive income		$144,343	$(10,072)	$134,271

Net income attributable to:
Shareholder		$133,192	$(9,772)	$123,420
Non-controlling interest	(vii)	–	9	9

Comprehensive income attributable to:
Shareholder		$144,343	$(10,081)	$134,262
Non-controlling interest	(vii)	–	9	9

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(b)	Consolidated statement of income and comprehensive income for the year ended December 31, 2010

	Explanations	Canadian GAAP	IFRS adjustments	IFRS

Revenues		$2,209,017	$–	$2,209,017

Cost of sales and operating expenses	(ii)	1,173,138	(312)	1,172,826
Amortization	(iii), (v)	294,200	(2,462)	291,738
Financial expenses	(iii)	117,931	35,262	153,193
Gain on valuation and translation of financial instruments		(24,373)	–	(24,373)
Restructuring of operations and other special items	(iv)	21,380	(10,000)	11,380
Income before income taxes and non-controlling interest		626,741	(22,488)	604,253
Income taxes	(vi)	112,241	(4,549)	107,692
		514,500	(17,939)	496,561
Non-controlling interest	(vii)	244	(244)	–
Net income		$514,256	$(17,695)	$496,561

Other comprehensive income	(i), (vi)	18,693	(6,856)	11,837
Comprehensive income		$532,949	$(24,551)	$508,398

Net income attributable to:
Shareholder		$514,256	$(17,939)	$496,317
Non-controlling interest	(vii)	–	244	244

Comprehensive income attributable to:
Shareholder		$532,949	$(24,795)	$508,154
Non-controlling interest	(vii)	–	244	244

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(c)	Summary consolidated statement of cash flows for the three-month period ended March 31, 2010

	Explanations		Canadian GAAP	IFRS adjustments	IFRS

Cash flows provided by operating activities	(iii	)	$178,119	$(10,416)	$167,703
Cash flows used in investing activities	(iii	)	(120,996)	10,416	(110,580)
Cash flows provided by financing activities			43,757	–	43,757
Net change in cash and cash equivalents			100,880	–	100,880
Cash and cash equivalents at beginning of period			150,309	–	150,309
Cash and cash equivalents at end of period			$251,189	–	$251,189

(d)	Summary consolidated statement of cash flows for the year ended December 31, 2010

	Explanations		Canadian GAAP	IFRS adjustments	IFRS

Cash flows provided by operating activities	(iii	)	$816,737	$(35,262)	$781,475
Cash flows used in investing activities	(iii	)	(1,097,307)	35,262	(1,062,045)
Cash flows provided by financing activities			226,596	–	226,596
Net change in cash and cash equivalents			(53,974)	–	(53,974)
Cash and cash equivalents at beginning of year			150,309	–	150,309
Cash and cash equivalents at end of year			$96,335	–	$96,335

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(e)	Consolidated balance sheet as of January 1, 2010

	Explanations	Canadian GAAP	IFRS adjustments	IFRS

Assets

Current assets	(vi)	$442,431	$(12,305)	$430,126

Non-current assets
Investments		1,260,000	–	1,260,000
Fixed assets	(iii)	1,775,089	(2,855)	1,772,234
Intangible assets	(iii)	733,461	(45,242)	688,219
Derivative financial instruments		3,077	–	3,077
Other assets	(i)	43,717	(3,047)	40,670
Deferred income taxes	(vi)	859	(103)	756
Goodwill		431,975	–	431,975
Total non-current assets		4,248,178	(51,247)	4,196,931
Total assets		$4,690,609	$(63,552)	$4,627,057

Liabilities and Equity

Current liabilities	(ii), (iv)	$585,456	$11,023	$596,479

Non-current liabilities
Long-term debt		1,592,321	–	1,592,321
Subordinated loan from parent corporation		1,260,000	–	1,260,000
Derivative financial instruments		232,469	–	232,469
Deferred income taxes	(vi)	281,588	(36,599)	244,989
Other liabilities	(i), (ii)	36,515	21,998	58,513
Non-controlling interest	(vii)	991	(991)	–
Total non-current liabilities		3,403,884	(15,592)	3,388,292
Total liabilities		3,989,340	(4,569)	3,984,771

Equity
Capital stock		1	–	1
Contributed surplus	(v)	7,155	(7,155)	–
Retained earnings	(i) to (vi)	716,945	(52,819)	664,126
Accumulated other comprehensive loss		(22,832)	–	(22,832)
Equity attributable to shareholder		701,269	(59,974)	641,295
Non-controlling interest	(vii)	–	991	991
Total equity		701,269	(58,983)	642,286
Total liabilities and equity		$4,690,609	$(63,552)	$4,627,057

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(f)	Consolidated balance sheet as of December 31, 2010

	Explanations	Canadian GAAP	IFRS adjustments	IFRS

Assets

Current assets	(vi)	$484,243	$(15,701)	$468,542

Non-current assets
Investments		1,630,000	–	1,630,000
Fixed assets	(iii)	2,199,063	(12,239)	2,186,824
Intangible assets	(iii)	781,071	(68,657)	712,414
Other assets	(i)	58,702	(12,674)	46,028
Deferred income taxes	(vi)	519	197	716
Goodwill		431,975	–	431,975
Total non-current assets		5,101,330	(93,373)	5,007,957
Total assets		$5,585,573	$(109,074)	$5,476,499

Liabilities and Equity

Current liabilities	(ii), (iv)	$659,403	$3,722	$663,125

Non-current liabilities
Long-term debt		1,786,076	–	1,786,076
Subordinated loan from parent corporation		1,630,000	–	1,630,000
Derivative financial instruments		289,032	–	289,032
Deferred income taxes	(vi)	364,200	(48,015)	316,185
Other liabilities	(i), (ii)	55,104	19,988	75,092
Non-controlling interest	(vii)	1,140	(1,140)
Total non-current liabilities		4,125,552	(29,167)	4,096,385
Total liabilities		4,784,955	(25,445)	4,759,510

Equity
Capital stock		3,401	–	3,401
Contributed surplus	(v)	7,155	(7,155)	–
Retained earnings	(i) to (vi)	794,201	(70,758)	723,443
Accumulated other comprehensive loss	(i)	(4,139)	(6,856)	(10,995)
Equity attributable to shareholder		800,618	(84,769)	715,849
Non-controlling interest	(vii)	–	1,140	1,140
Total equity		800,618	(83,629)	716,989
Total liabilities and equity		$5,585,573	$(109,074)	$5,476,499

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

The following table sets forth the detailed impact on equity of the adjustments from Canadian GAAP to IFRS as of January 1, 2010, March 31, 2010, and December 31, 2010.

(g)	Equity

	Explanations	December 31 2010	March 31 2010	January 1 2010

Shareholder’s equity under Canadian GAAP		$800,618	$595,612	$701,269
IFRS adjustments:
Defined benefit plans	(i)	(34,178)	(25,216)	(24,777)
Share-based compensation	(ii)	(3,706)	(3,248)	(3,990)
Borrowing costs	(iii)	(82,845)	(60,461)	(50,045)
Provisions	(iv)	–	(10,000)	(10,000)
Related party transactions	(v)	1,949	1,949	1,949
Income taxes	(vi)	34,011	26,921	26,889
Non-controlling interest	(vii)	1,140	1,000	991
		(83,629)	(69,055)	(58,983)
Equity under IFRS		$716,989	$526,557	$642,286

Equity attributable to:
Shareholder		$715,849	$525,557	$641,295
Non-controlling interest	(vii)	1,140	1,000	991

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

The following table sets forth the detailed impact on net income and comprehensive income of the adjustments from Canadian GAAP to IFRS for the three-month period ended March 31, 2010 and for the year ended December 31, 2010.

(h)	Comprehensive income

	Explanations	Three-month period ended March 31 2010	Year ended December 31 2010

Comprehensive income under Canadian GAAP		$144,343	$532,949
IFRS adjustments to net income:
Borrowing costs	(iii)	(10,416)	(32,800)
Provisions	(iv)	–	10,000
Other	(i),(ii),(vi)	644	4,861
Non-controlling interest	(vii)	9	244
		(9,763)	(17,695)

IFRS adjustments to other comprehensive income
Defined benefit plans	(i)	(439)	(9,428)
Income taxes	(vi)	130	2,572
		(309)	(6,856)
Comprehensive income under IFRS		$134,271	$508,398

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

The significant differences between the 2010 financial figures prepared under Canadian GAAP and these figures prepared under IFRS are explained as follows:

(i)	Defined benefit plans

As stated in the section “IFRS 1 exemptions and exceptions”, the Corporation elected to recognize all cumulative actuarial gains and losses under Canadian GAAP that existed as of January 1, 2010 in the opening retained earnings under IFRS for all of its benefit plans.

Actuarial gains and losses

Under IFRS, the Corporation elected to immediately recognize all actuarial gains and losses arising after January 1, 2010 as a component of other comprehensive income without recycling those gains or losses to the consolidated statements of income in subsequent periods. As a result, actuarial gains and losses are not amortized to the consolidated statements of income but rather are recorded directly to other comprehensive income at the end of each reporting period. Under Canadian GAAP, the Corporation was recording in the statement of income any cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the defined benefit obligation, or the fair value of plan assets, over the expected average remaining service period of the active employee group covered by the plans.

Past service costs

Under IFRS, past service costs are recognized on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs were amortized over the expected average remaining service period of the active employee group covered by the plans.

Benefit asset limit and minimum funding liability

Under IFRS, recognition of the net benefit asset under certain circumstances is limited to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability. Since the Corporation has elected to recognize actuarial gains or losses arising after January 1, 2010 in other comprehensive income, changes in the net benefit asset limit or in the minimum funding adjustment arising after the transition date are also recognized in other comprehensive income. Under Canadian GAAP, a similar concept to the limit existed, although the calculation of the recoverable amount was different and changes in the valuation allowance were recognized in the consolidated statement of income. As for the minimum funding liability, there was no such concept under Canadian GAAP.

(ii)	Share-based compensation

Under IFRS, the liability related to share-based awards that call for settlement in cash or other assets must be measured at its fair value and is to be re-measured at its fair value at the end of each reporting period. Under Canadian GAAP, the liability was measured and re-measured at each reporting date at the intrinsic values of the stock-based awards instead of at their fair values.

Under IFRS, when a share-based payment vests in instalments over a vesting period (“graded vesting”), each instalment is accounted for as a separate arrangement as compared to Canadian GAAP, which gave the choice of treating the instruments as a pool, with the measurement being determined using the average life of the awards granted.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(iii)	Borrowing costs

As stated above in the section “IFRS exemptions and exceptions”, the Corporation elected to adopt IAS 23R prospectively from January 1, 2010. Accordingly, all capitalized interest costs under Canadian GAAP related to projects that began prior to January 1, 2010 were reclassified to opening retained earnings at transition and are expensed in 2010 under IFRS.

(iv)	Provisions

IFRS specifically provides for the accrual of an onerous contract when an unavoidable loss from fulfilling the obligations under the contract is probable, including any penalties arising from early termination. Under Canadian GAAP, a liability for costs to terminate a contract before the end of its term would have been recognized only when the contract had been terminated in accordance with the contract terms, or when the use of the right conveyed by the contract had ceased. As a result, certain additional provisions have been recognized under IFRS as of January 1, 2010. In addition, provisions must be presented separately in the balance sheet under IFRS.

(v)	Related party transactions

Under IFRS, no particular recognition or measurement requirements for related party transactions exist; accordingly, the recognition and measurement of related party transactions must follow existing IFRS standards that apply to the transaction. Under Canadian GAAP, related party transactions could be recognized at the carrying amount of the assets being transferred or at the exchange amount, depending on certain criteria. As stated in the above section “IFRS 1 exemptions and exceptions”, the Corporation elected not to restate any business combinations arising before January 1, 2010, including those entered into between corporations under common control. In addition, transfers of assets that had been recognized at the carrying amount under Canadian GAAP were restated to their exchange amounts as allowed under IFRS.

(vi)	Income taxes

Other adjustments to income taxes represent the tax impacts of other IFRS adjustments.

In addition, deferred income tax assets and liabilities are presented as non-current items under IFRS, even if it is anticipated that they will be realized in the short term.

(vii)	Non-controlling interest

Under IFRS, non-controlling interest is presented as a separate component of equity in the balance sheet instead of being presented as a separate component between liabilities and equity under Canadian GAAP. In the statements of income and comprehensive income under IFRS, net income and comprehensive income are calculated before non-controlling interest and are then attributed to the shareholder and non-controlling interest. Under Canadian GAAP, non-controlling interest was presented as a component of net income and comprehensive income.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

Additional annual disclosures under IFRS

Certain additional annual disclosures required under IFRS have been provided below for the year ended December 31, 2010, having taking into consideration the adjustments made from Canadian GAAP to reconcile with IFRS as discussed above. Certain disclosures normally included in a set of annual financial statements have been omitted or condensed as the Corporation does not consider such information material to the understanding of the impact of IFRS on the consolidated financial statements.

(1)	Income taxes

The tax effects of significant items comprising the Corporation’s net deferred income tax positions as of December 31, 2010 and January 1, 2010 under IFRS, were as follows:

	December 31 2010	January 1 2010

Loss carryforwards	$11,890	$9,363
Accounts payable, accrued charges and deferred revenues	5,814	7,348
Fixed assets	(277,472)	(222,568)
Goodwill and intangible assets	(47,844)	(28,198)
Long-term debt and derivative financial instruments	(3,646)	4,211
Other	(4,211)	(14,389)
Net deferred income tax liabilities	$(315,469)	$(244,233)

(2)	Pension and postretirement benefits

The following table shows a reconciliation of the funded status to the net amount recognized in the consolidated balance sheets under IFRS as at December 31, 2010 and as at January 1, 2010:

	Pension benefits		Postretirement benefits
	December 31 2010	January 1 2010	December 31 2010	January 1 2010

Reconciliation of funded status
Benefit Obligation	$(145,615)	$(101,904)	$(12,898)	$(9,797)
Fair value of plan assets	127,143	103,887	–	–
Plan deficit	(18,472)	1,983	(12,898)	(9,797)
Assets limit and minimum funding adjustment	–	(20,834)	–	–
Net amount recognized	$(18,472)	$(18,851)	$(12,898)	$(9,797)

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

Additional annual disclosures under IFRS (continued)

(2)	Pension and postretirement benefits (continued)

Components of the net benefit costs are as follows:

		2010
	Pension benefits	Postretirement benefits

Service costs	$ 5,952	$ 336
Interest costs	6,424	629
Expected return on plan assets	(7,083)	–
Net benefit costs	$ 5,293	$ 965

(3)	Intangible assets

The net carrying amounts of our main categories of intangibles assets under IFRS as of December 31, 2010 and January 1, 2010 were as follows:

		December 31, 2010
	Cost	Accumulated amortization	Net carrying value

Advanced mobile services spectrum licences	$458,549	$14,480	$444,069
Software	272,621	110,230	162,391
Other licences and rights[1]	2,267	–	2,267
Projects under development	103,687	–	103,687
	$837,124	$124,710	$712,414

[1]	Intangible assets with indefinite useful lives are not subject to amortization.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

Additional annual disclosures under IFRS (continued)

(3)	Intangible assets (continued)

			January 1, 2010
	Cost	Accumulated amortization	Net carrying value

Advanced mobile services spectrum licences	$458,549	$–	$458,549
Software	190,340	87,845	102,495
Other licences and rights[1]	2,267	–	2,267
Projects under development	124,908	–	124,908
	$776,064	$87,845	$688,219

[1]	Intangible assets with indefinite useful lives are not subject to amortization.

(4)	Goodwill

The net carrying amount of goodwill as of December 31, 2010 and January 1, 2010, allocated to a single CGU, Telecommunications, is $432.0 million.

Recoverable amounts

The recoverable amounts were determined based on the value in use with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate value in use, consisting of future cash flows derived from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered the main CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A range of growth rates are used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to the main CGU, which reflects the current market assessment of (i) the time value of money and (ii) the risk specific to the assets for which the future cash flow estimates have not been adjusted. The perpetual growth rate was determined with regard to the specific markets in which the main CGU participates. A pre-tax discount rate (WACC) of 10.19% and a perpetual growth rate of 3.00% were used as key assumptions in the determination of the recoverable amounts in the most recent impairment tests performed as of January 1, 2010.

The next impairment test will be performed as of April 1, 2011.

Sensitivity of recoverable amounts

An incremental increase in the pre-tax discount rate of 12.78% and an incremental decrease in the perpetual growth rate of 15.75% would have been required in the most recently performed test for the recoverable amount to equal the carrying value as of January 1, 2010.

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

Additional annual disclosures under IFRS (continued)

(5)	Other assets

	December 31 2010	January 1 2010

Deferred connection costs	$35,269	$28,616
Other	10,759	12,054
	$46,028	$40,670

(6)	Other liabilities

	December 31 2010	January 1 2010

Deferred revenue	$36,293	$29,486
Accrued pension and postretirement benefits liability	31,371	28,649
Stock-based compensation[1]	6,946	–
Other	482	378
	$75,092	$58,513

[1]	The current portion of stock-based compensation is included in accounts payable and accrued charges ($5.3 million as of December 31, 2010 and $7.8 million as of January 1, 2010).

(7)	Provisions

	December 31 2010	January 1 2010

Legal provision	$1,937	$1,924
Contractual obligations and other	15,779	17,417
	$17,716	$19,341

VIDEOTRON LTD

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars)

(unaudited)

10.	TRANSITION TO IFRS (continued)

Additional annual disclosures under IFRS (continued)

(8)	Stock-based compensation plans

The fair value of stock-based awards under the stock option plans of the parent corporation was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of the December 31, 2010 and January 1, 2010:

	December 31 2010		January 1 2010

Risk-free interest rate	2.14%		2.59%
Dividend yield	1.61%		1.31%
Expected volatility	34.59%		35.58%
Expected remaining life	3.4	Years	4.2	Years

The expected volatility of the parent corporation’s plan is derived from the implied volatility of the ultimate parent corporation’s stock, which is publicly traded on an exchange trading market. The expected remaining life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate over the expected remaining life of the option is based on the Government of Canada yield curve in effect at the time of the valuation. Dividend yield is based on the current average yield.

As of December 31, 2010, the intrinsic value of liabilities for which options have vested was $1.2 million ($0.9 million as of January 1, 2010). For the year ended December 31, 2010, a net consolidated compensation charge related to all stock-based compensation plans was recorded in the amount of $4.7 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Marie-Josée Marsan
By:	Marie-Josée Marsan Vice President Finance, IT and Chief Financial Officer

Date: May 27, 2011